Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

Investor Presentation March 22, 2021

This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will Apex, AvePoint or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers, or agents by responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Apex nor AvePoint has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of AvePoint or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of AvePoint and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party. Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of AvePoint and Apex and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AvePoint and Apex. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of Apex or AvePoint is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to AvePoint; risks related to the performance of AvePoint’s business and the timing of expected business or revenue milestones; the effects of competition on AvePoint’s business; the amount of redemption requests made by Apex’s stockholders; the ability of Apex or AvePoint to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future, and those factors discussed in Apex’s annual report on Form 10-K filed with the SEC on March 27, 2020 under the heading “Risk Factors,” and other documents Apex has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Apex nor AvePoint presently know, or that Apex nor AvePoint currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Apex’s and AvePoint’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. Apex and AvePoint anticipate that subsequent events and developments will cause Apex’s and AvePoint’s assessments to change. However, while Apex and AvePoint may elect to update these forward-looking statements at some point in the future, Apex and AvePoint specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Apex’s and AvePoint’s assessments of any date subsequent to the date of his Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Apex and AvePoint assume no obligation to update the information in this presentation. Use of Non-GAAP Financial Metrics and Other Key Financial Metrics This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBIT and EBIT Margin. AvePoint defines EBIT as net income (loss), adjusted for interest expense, stock-based compensation, legal expenses, government grants, ASC 606 consulting fees, and other interest income, and income taxes. EBIT Margin is EBIT divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation. AvePoint believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about AvePoint. AvePoint’s management uses forward looking non-GAAP measures to evaluate AvePoint’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore AvePoint’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. In addition to the non-GAAP metric described above, AvePoint management uses the key financial metric annual recurring revenue (“ARR”). ARR is calculated for a particular period as the sum of (1) for customers with a contract duration in excess of three months, the annual contract value as of the end of the period, which is equal to the fixed amount of annual fees for subscription, maintenance and distribution for which the customer has a minimum contractual commitment, and (2) for customers with a contract duration of three months or less, the currently monthly fees for subscription, maintenance and distribution multiplied by twelve. Participants in Solicitation Apex and AvePoint and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Apex’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Apex’s directors and officers in Apex’s filings with the Securities and Exchange Commission (the “SEC”), including Apex’s registration statement on Form S-1, which was originally filed with the SEC on August 15, 2019. To the extent that holdings of Apex’s securities have changed from the amounts reported in Apex’s registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Apex’s shareholders in connection with the proposed business combination is set forth in the proxy statement/prospectus on Form S-4 for the proposed business combination, which is expected to be filed by Apex with the SEC. Investors and security holders of Apex and AvePoint are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors and security holders will be able to obtain free copies of the proxy statement and other documents containing important information about Apex and AvePoint through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Apex can be obtained free of charge by directing a written request to Apex at 533 Airport Blvd. Suite 400 Burlingame, CA 94010 or by emailing admin@apexacquisitioncorp.com.

Apex Technology Acquisition Corp. (NASDAQ: APXT) Executive Team and Board Jeff Epstein Brad Koenig Co-CEO and CFO Co-CEO ? Operating Partner at Bessemer Venture Partners? Professional career: Partner, 15+ years as the Global Head of Technology Investment Banking at Goldman Sachs? Advises over 100 portfolio companies; daily interactions with CEOs and CFOs ? Moved to Silicon Valley in 1987 to lead and grow the Technology practice? Served on 20 boards and advisory boards over the past 8 years Professional career: ? Presence grew to multiple global locations under his tenure, including London, Tokyo, China, Hong Kong, Frankfurt ? ? Group revenue grew from $25mm to $1bn+ ? Headcount grew from <10 to 200+ ? Today, Technology group is the largest industry group within Goldman Sachs CFO CFO Apex ? Team executed 200+ tech IPOs and 100+ M&A transactions Investment Banking, ? Entrepreneur: Founder & CEO, FoodyDirect, 2011-2018 (sold to Goldbelly in 2018) Executive Team CFO CFO M&A? Private company board & advisory experience: Theragenics Corporation, EveryAction Software, Hercules Capital and Oak Capital Management ? Non-profit board experience: Chairman of the Audit and Compliance Committee of Kaiser Permanente? Select clients advised:? Public company board experience: Ticker: Ticker: NASDAQ:BKNG NYSE:TWLO Market Cap Market Cap $1bn $80bn $4bn $65+bn ~80x Increase ~16x Increase 2003 2019 2017 Current Apex Board of Directors David Chao Peter Bell Donna Wells Ken Goldman & Advisor Director Director Director Advisor 3 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint is the Leading Data Management Solutions Provider for the Microsoft Cloud A Data Management Leader in Massive and Rapidly Growing Microsoft 2020A Strong Cloud Marketplace Financial Performance • TAM growth to ~$33bn by 2022 Large, Established Global Presence $152mm Revenue • Over 1,300 employees in 29 global offices • Approximately 7mm cloud users / 16k accounts A Top Microsoft Strategic Cloud Partner ~30% ARR Growth • Microsoft success in cloud dependent partnership • 5x Global Partner of the Year Winner • Transformation, governance, and compliance 12% Compelling Growth Vectors EBIT Margin • R&D driving increased product line • Expanding channel and distribution partnerships (SMB initiative) Fresh Capital to Invest • International expansion in Growth • Selling more to existing customers though investment in sales and customer success Note: Annual recurring revenue includes subscription, maintenance, and distribution revenue. EBIT reflects Non-GAAP metric, see reconciliation in Appendix, page 35. 1) Refer to TAM slide in deck for detailed sources. 4 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Experienced and Proven Management Team Tianyi (“TJ”) Jiang Xunkai (“Kai”) Gong Brian Brown Sophia Wu Chief Executive Officer Executive Chairman General Counsel & Chief Financial Officer Chief Operating Officer 23 Years Industry Exp. 35 Years Industry Exp. 20 Years Industry Exp. 22 Years Industry Exp. Notable Experience: Lehman Notable Experience: Lucent Notable Experience: Deloitte, Brothers, Citadel, Deutsche Technologies, Johnson & Notable Experience: Goldman Sachs Bank, Lucent Technologies Johnson McGuireWoods, Woods Roger Dana Simberkoff Wei Chen Mario Carvajal Andy Yong Chief Privacy, Information Chief Technology Officer Chief Strategy officer Chief Investment Officer Technology Officer 22 Years Industry Exp. 24 Years Industry Exp. 30 Years Industry Exp. 22 Years Industry Exp. Notable Experience: Verizon Notable Experience: Notable Experience: Nomura, Notable Experience: KPMG, WPP HSBC, iaap, HiSoftware Merrill Lynch Tom Lin John Peluso Mary Leigh Mackie Dux Raymond Sy Chief Customer Officer Chief Product Officer Chief Marketing Officer Chief Brand Officer 15 Years Industry Exp. 22 Years Industry Exp. 12 Years Industry Exp. 21 Years Industry Exp. Notable Experience: Notable Experience: Notable Experience: Verizon Notable Experience: AvePoint New Horizons Siemens, Learning Tree, Innovative-e 5 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Our History of Innovation Subscription Conversion Cloud Acceleration Partner Portal (AOS for Policies & Insights (PI); Partners) MyHub for Microsoft 365 2017 2020 DocAve V6 & Backup for $152m Governance Automation Cloud Records Exchange V1 2017 AvePoint’s Virtual 2001 AvePoint Founded 2012 Assistant (AVA) Compliance Cloud (Backup, 2001 2018 Guardian V3 Management, RiskIntel & Records 2012 Governance) V1 mm) 2014 2016 in $ ( DocAve V2 for SharePoint Content Shield (First 2003 Backup Integration Compliance Product) 2019 2003 2011 Revenue Compliance Guardian V4 (GRC) 2015 AvePoint Migration Total DocAve Office Connect Application Platform supports MSFT Platform V1 (BPOS-D SharePoint) SharePoint 2001 DocAve DocAve 2011 released V4 2013 2002 V5 2006 DocAve Online, Meetings, & DocAve 2008 Perimeter V3 2005 SaaS Enabled IaaS / PaaS Enabled 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 Has a Highly Successful Track Record of Product Development and Innovation 6 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Data Growth and the Cloud Have Entirely Changed the IT Landscape “Explosive” Enterprise Digital Transformation / Data Growth Shift to Cloud 1 2 CAGR of CAGR of enterprise data 26% 21% cloud storage Data Loss Security issues Compliance Digital Behavior Enterprises Deploying Collaboration Complex Environments Est. MSFT Teams user growth in last 3 of enterprises are employing hybrid ~400% ~85%4 ~12 months cloud 1) Worldwide Global Datasphere Forecast, CAGR from 2019-2024: The COVID-19 Data Bump and the Future of Data Growth, IDC Market Forecast, (April 2020). 2) Cloud Storage Market: Global Opportunity Analysis and Industry Forecast, CAGR from 2020-2027, Allied Market Research, (April 2020). 3) Microsoft public filings and press. Teams users as of Nov-2019 (20mm DAU https://www.cnbc.com/2019/11/19/microsoft-teams-reaches-20-million-daily-active-users.html) to October-2020 (115mm daily active users reported in Microsoft Q1 FY21 results). 4) Nutanix Enterprise Cloud Index-2019 states that 85% of enterprises identify hybrid as ideal model as of mid-2019 (https://www.nutanix.com/enterprise-cloud-index). ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 7

Digital Transformation Has Accelerated During the Pandemic, With Microsoft Cloud Gaining Significant Momentum “We have seen two years’ worth of digital transformation in two months.” Satya Nadella, (04/29/2020) $48.4bn Cloud LTM Revenue4 Microsoft Market Share Productivity and Collaboration7 IaaS5 SaaS6 AWS – 47% Microsoft – 11% Microsoft – 28% Microsoft – 13% Salesforce – 8% Slack – 17% Alibaba – 7% Oracle – 4% Atlassian – 8% Total $49bn5 $184bn6 $3bn7 Market 1) Gallup Poll, https://news.gallup.com/poll/306695/workers-discovering-affinity-remote-work.aspx, April 2020. 2) Gartner Press Release, https://www.gartner.com/en/newsroom/press-releases/2020-07-23-gartner-forecasts-worldwide-public-cloud-revenue-to-grow-6point3-percent-in-2020 (July-2020). 3) PriceWaterhouseCoopers Research, https://www.pwc.com/us/en/industries/tmt/library/covid19-cloud-infrastructure.html, (2020). 4) Microsoft Public Filings, Intelligent Cloud LTM revenue as of Jun-2020. 5) Worldwide Public Cloud Infrastructure as a Service Market Shares 2019, IDC (July 2020). 6) Worldwide Software as a Service and Cloud Software Market Shares, 2019, IDC (July 2020). 7) Worldwide Team Collaboration Applications Market Shares 2019, IDC (August 2020). ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 8

We Bridge the Gap Between What Microsoft Cloud Offers and What the Enterprise Requires What Microsoft Cloud Offers What the Enterprise Requires Seamless Collaboration Transformation Office Integration Governance Better Decision Making Compliance Office Tools Cloud On-Premises Leader in Digital Transformation Infrastructure Agnostic Solves meaningful pain points to help organizations achieve their business goals on Microsoft 365 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 9

AvePoint Solves Data Management Challenges at Any Stage in the Customer Cloud Journey • Information Lifecycle Management • Content & Collaboration Security • File Analysis and Discovery • Delegated Administration • Operational Governance/SaaS Mgmt • Data Retention • Managed, Automated End-User Services • Asset Management • Records Management • Cloud Migration and Consolidation • Internal / External Sharing Governance • Data Classification, Audit, Protection Government Financial Services Pharma & Health High Technology Retail Education Communications ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 10

AvePoint Advantage Limitations of Existing Solutions Microsoft Cloud Utilizes full benefits of Microsoft Cloud Lack Microsoft expertise Focus Data Protection Protects and prioritizes data Challenged data protection Compliance Significant expertise in compliance management Do not adequately address compliance risk Collaboration Enhances collaboration Do not enable enhanced collaboration Scalability Enterprise scalability Unable to serve all organizations Total Cost of High ROI for organization Cost ineffective Ownership Automation Automates tasks for response and delivery Minimal focus on simplifying operations 11 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Customer ROI by the Numbers 94% 500k Teams adoption achieved after 1 mo of $5.4 savings: $1 spend for our average governance implementation1 Cloud Governance customer Reduced Risk 100K 20mm Example fine reduction on 75mm $2 savings: $1 spend est. yearly International Traffic in Arms savings of 5000-seat customer self-Regulations hosted backup (“ITAR”) (compliance) fine Increased Adoption 12 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Realizes the Benefits of Deep Focus on the Microsoft Cloud Existing Horizontal Providers 365 Vertical Key Benefits of ‘Vertical’ Approach More efficient go-to-market / higher unit Transformation economics Efficient R&D spend by not being “all things to all people” Governance Greater focus and ability to “super serve” a market segment High market share with minimal Compliance competition across the vertical Enterprises Gain Significant Benefits From Our Microsoft Cloud Focus 13 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Leader in Microsoft 365 data management solutions • Microsoft Designated Experts; Member of Several Microsoft Alliance Product Councils Better Together Since 2001 • One of the Largest Microsoft 365 Focused R&D Team Outside of Microsoft • One of the Largest 3rd Party SaaS Platform Built for Microsoft Cloud • Top 5 Microsoft Teams Co-Sell Partner; 5x Global Partner of the Year Winner • Microsoft Corporate Vice President represented AvePoint’s 20+ year partnership with Microsoft has on AvePoint’s board produced best in class solutions that enable global organizations to thrive with the latest Microsoft Technology 14 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Large and Growing Addressable Market Digital Transformation TAM $1.8tn Security Cloud Integration by 20224 Compliance1 & Migration2 $7.2bn $3.1bn Additional ~$33bn Cloud by 20225 MSFT Cloud Growth DPaaS3 $4.8bn ~$5bn6 AvePoint Growth Outlook 2020 Future ~13% MSFT ~$1bn7 Microsoft 365 Users 250mm 500mm Cloud Penetration AvePoint Share of total 3% 10% AvePoint Users 7mm 50mm 148mm8 Revenue 1) Worldwide Data Services for Hybrid Cloud Forecast 2018-2022, 2017 Market Forecast, IDC , (July2018). 2) Cloud Migration Market Size, Share, Trends Forecast (2018-2023), 2017 Market Forecast, Mordor Intelligence, (April 2018). 3) Worldwide Data Protection as a Service Forecast, 2018–2022 Initial Market Sizing, 2017 Market Forecast, IDC, (July 2018). 4) Worldwide Digital Transformation (DX) Investment Trends in a COVID World, Post-COVID 19 Direct DX Investment, IDC (August 2020). 5) Sum of Security Compliance, Cloud Integration & Migration and Data Protection As a Service Markets projected in 2022. 6) Assuming 100% penetration of ~250 million Microsoft Cloud users. 7) Assuming 13% penetration of ~250 million Microsoft Cloud users. 8) AvePoint management estimates. 9) Microsoft FY20 Q3 earnings call. Microsoft has 258 million paid seats of Microsoft Office 365. https://www.microsoft.com/en-us/Investor/events/FY-2020/earnings-fy-2020-q3.aspx. 15 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Effective Global Go-to-Market Sales Organization Sales Segmentation GTM Model Customer Segment Awareness Over $2.5bn Lead Generation Primarily Direct, Some $250mm to $2.5bn Lead Qualification Indirect (Qualify/ Disqualify/Recycle) 100% Indirect Less than $250mm with Over 500 Opportunities (VARs or MSPs, Direct or via Users Distributors) Wins (Close) Less than 500 Users Welcome & Onboarding Key Channel Partners / MSSPs Customer Success Cloud Services Customer Retention & Renewal 16 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Representative Customers: Diversified Blue Chip Base Communications Retail / Consumer Pharma & Health Financial Services Gov’t / Education High Technology USTreasury US Department of Department State 17 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

AvePoint Has Multiple Avenues for Growth Further International Expansion Expand Target Industry Focus Capture Entire Microsoft Cloud Customer Base Increase SMB Footprint Sell More to ? AvePoint positioned to Existing Customers execute on all key growth areas globally? AvePoint already has a strong command in several verticals? Microsoft Cloud is expanding rapidly? Room for additional purpose? Invest to grow to ARR built solutions organically ? AvePoint currently has ~3% ? Continue improving net retention of the pie with significant ? Sales force efficiency room to grow? Newly expanded Customer ? Additional JVs Success Group? No meaningful competition in ? Dedicated SMB Team the space? Substantial upside to current net retention rate of 106% ~250 million1 127 50PB+ ~100 Marketplaces and growing Microsoft Cloud users not Person sales team with >70 being added Customer data managed across 12 globally deploying AvePoint Global Cloud Instances 1) Microsoft FY20 Q3 earnings call. Microsoft has 258 million paid seats of Microsoft Office 365. https://www.microsoft.com/en-us/Investor/events/FY-2020/earnings-fy-2020-q3.aspx. Note metrics as of October 2020 unless otherwise noted ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 18

Financials 19

A Powerful Financial Model Predictable Multiple Growth Strong Operating Capital Efficient Recurring Revenue Expansion Vectors Leverage Business Model • Conversion to subscription model • Increasing penetration in key customer • Mix shift drives gross margin expansion • Minimal capital expenditure completed in 2018 segments, including SMB and from ~72% to ~74% from CY20-CY22E requirements • Full suite of data management international • Strong growth with profitability • $60mm primary capital raised to date solutions drives customer loyalty and • Expanding into new cloud ecosystems • Capital efficiency enables investment retention into accelerating growth Source: AvePoint Management. Note: Forecast period ends CY2022E. 20 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Significant Shift to Recurring Revenue Total Revenue Mix 2017A (Pre-Conversion) 2020A 2022E $257mm $152mm $94mm 65% 75% 85% % Recurring Revenue1 Recurring Revenue Non-Recurring Revenue Source: AvePoint Management. 1) Includes subscription, maintenance, and distribution channel revenues. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 21

Continued Improvement in Net Revenue Retention Rates Net Revenue Retention1 (%) +15pp 107% Constantly innovating and expanding 104% 103% end-to-end data management software suite driving customer loyalty and stickiness 92% Increasing focus on customer success resulting in a reduction of down-sell and increase in up-sell / cross-sell bookings CY2017A CY2018A CY2019A CY2020A Source: AvePoint Management. 1) Reflects TTM net retention of the Company’s core ARR which includes subscription and maintenance. Defined as the sum of Upsell, Downsell and Churn ARR over the last four quarters, divided by the beginning of period ARR. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 22

Highly Attractive Financial Profile Quarterly Total ARR1 ($mm) $119 $112 $104 $97 $92 $86 $75 $79 2019 Q1 2019 Q2 2019 Q3 2019 Q4 2020 Q1 2020 Q2 2020 Q3 2020 Q4 % YoY ARR 18% 20% 27% 29% 27% 32% 30% 29% Growth Annual Revenue and Recurring Revenue2 ($mm) $257 $220 CAGR $157 $193 ’19A-’22E $116 $114 $152 $83 39% 30% 2019A 2020A 2021E 2022E Recurring Revenue Revenue Source: AvePoint Management. 1) Includes subscription, maintenance, and distribution channel. 2) Includes subscription and maintenance revenues ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 23

Summary Financial Profile (US$ in millions) 2019A 2020A 2021E 2022E ‘19A – ’22E Total Revenue1 $116 $152 $193 $257 30% % Growth 31% 30% 33% Recurring Revenue $83 $114 $157 $220 39% % Growth 38% 36% 40% % of Revenue 71% 75% 81% 85% Gross Profit $80 $111 $139 $191 34% % Margin 69% 73% 72% 74% EBIT (Non-GAAP)2 ($4) $18 $8 $17 % of Revenue (4%) 12% 4% 7% Source: AvePoint Management. 1) Includes subscription, maintenance, and distribution channel revenues. 2) See slide 35 for GAAP to non-GAAP reconciliation. 24 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Transaction Summary Overview Post-Transaction Ownership1 Apex Founder and • Fully distributed pro forma enterprise value of $1.7bn,1 or 9.0x Private Placement Shares PIPE CY21E revenue of $193mm and 6.7x CY22E revenue of $257mm Investors 3.3% 7.0% • Existing AvePoint Shareholders are expected to own 72.0% of Existing Apex Public AvePoint the company1 Shareholders Shareholders 72.0% PIPE Investors will of the company1 17.6% • own 7.0% • Expected to close in Q2’21 Enterprise Value ($M) Sources and Uses ($M) Enterprise Value Calculation Sources Shares Outstanding (mm)1 198.9 Apex Cash in Trust $352 (x) Share Price $10.00 PIPE Proceeds 140 Equity Value $1,989 Cash on Balance Sheet2 69 (-) Net Cash (254) Equity Rollover 1,433 Enterprise Value $1,735 Total Sources $1,994 Uses Transaction Multiples Cash to AvePoint Shareholders $258 Enterprise Value / 2021E Revenue 9.0x Cash to Balance Sheet 254 Enterprise Value / 2022E Revenue 6.7x 3 Transaction Costs 49 Equity Rollover 1,433 Total Uses $1,994 1) Represents ownership at close, excluding equity pool, earn-out shares and warrants. Share count of 198.9mm assumes no Apex shareholder redemptions and excludes: 2.9mm shares and 3.0mm shares belonging to the Apex Founders and AvePoint, respectively, subject to potential earn-outs, and 6.5mm shares associated with public and private warrants for a total fully diluted share count of 211.3mm. Pro forma fully diluted ownership assumes cashless exercise of warrants / treasury stock method based on a strike price of $11.50 and redemption price of $18.00. Pie chart may not foot due to rounding. 2) Reflects AvePoint cash on balance sheet as of December 31, 2020. Cash balance will be updated in the future with the balance as at Effective Time as defined in the Business Combination Agreement. 3) Reflects latest estimates. 25

AvePoint is in an Elite Class Total NYSE / NASDAQ Listed Software Companies 212 137 ~$150mm+’20A Revenue 32 >25%’19A-’20A Revenue Growth 5 >10%’20A EBIT Margin Relevant Companies + Source: AvePoint Management and FactSet median broker consensus estimates as of October 19, 2020. ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc. 26

Gracias Merci

Unleash the Power of You

Appendix 29

Customer Journey Achievable plan to maximize customer time to value Pre-Sales Post-Sales Customer Purchases Iterative 30 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: US Department of State The Challenge • 30,000+ employees • Protect and manage 13+ TB of content in SharePoint 2010 $7.3mm LTV • Compliant migration to hybrid cloud & SharePoint 2016 • Data loss prevention during content restores • Produce audit and PII reports for security teams Results Transformation, Governance, Compliance CAGR of 51% over AvePoint provided: • Backups as often as every 4 hours 14 years • Externalized data storage to reduce database sizes by 90% • Comprehensive auditing & PII scanning enabling compliance • Secure & granular transformation to hybrid SP 2016 & cloud The customer received: • Governance with reduced administrative burden: easy content restructuring, storage policy enforcement, full-fidelity content restores • Improved database performance & restore times Initial investment in Today • Hybrid cloud architecture 2006 31 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: Omron The Challenge • Unify collaboration onto single Microsoft 365 tenant $2.4mm LTV • Support for 28,000 employees as well as varying regional laws, protocols, directions for 120 regions and countries • Automation of management tasks (scale IT) • Secure sharing on Teams, SharePoint CAGR of 30% over Results Automated Governance & Secure Collaboration 3 years AvePoint provided: • Cloud Governance for Microsoft 365 The customer received: • Reduced IT burden to enforce governance policies • Systemized procedures & automated operational tasks • Delegated administration for 6 regions with no additional headcount Initial investment in 2017 32 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Case Study: ThermoFisher Scientific The Challenge • 70,000+ employees • The engineering firm required protection for staff personal data and workspaces $1.9mm LTV • Data included intellectual property, permissions, customizations, and other content stored on Microsoft 365 Results 500 TB of Data Protected CAGR of 35% over AvePoint provided: 9 years • A simple onboarding experience • Protection for more than 500 TB of data in an all-inclusive backup solution The customer received: • Reduced IT burden, with no storage to maintain as they grow • Protection for key Microsoft 365 workloads beyond what competitors could offer Initial investment in Today 2011 33 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

Long-Term Targets 2019A 2020A 2022E Long-Term Target Gross Margin 69% 73% 74% 75%+ S&M as % of Revenue 46% 37% 41% 30%+ R&D as % of Revenue 9% 8% 11% ~10% G&A as % of Revenue 17% 16% 15% ~10% EBIT Margin1 (4%) 12% 7% 25%+ Source: AvePoint Management. 1) See next slide for GAAP to non-GAAP reconciliation. 34 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.

GAAP to Non-GAAP Reconciliation (US$ in millions) 2019A 2020A 2021E 2022E GAAP Operating Income (Loss) ($19.0) ($15.4) $6.5 $15.5 % Margin (16%) (10%) 3% 6% (+) Stock-Based Compensation $13.9 $33.8 $1.5 $1.5 % of Revenue 12% 22% 1% 1% EBIT (Non-GAAP) ($5.1) $18.3 $8.0 $17.0 % of Revenue (4%) 12% 4% 7% Source: AvePoint Management. 35 ©AvePoint, Inc. All rights reserved. Confidential and proprietary information of AvePoint, Inc.